ACURA PHARMACEUTICALS, INC.

November 19, 2007

via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Jeffrey Riedler, Mail Stop 6010
Assistant Director, Division of Corporate Finance

Re:	Acceleration Request for
Acura Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-146416 Filed October 1, 2007 and as Amended on November 14, 2007

Ladies and Gentlemen:

        We respectfully request acceleration of the effective date of our above-captioned registration statement on Form S-3 under the Securities Act of 1933 to November 20, 2007 at 10 A.M., or as soon after that as practicable. We also acknowledge and confirm the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Acura Pharmaceuticals, Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	Acura Pharmaceuticals, Inc. may not assert this action as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

ACURA PHARMACEUTICALS, INC.

By:	s/ Peter A. Clemens
Name: Peter A. Clemens
Senior Vice President and
Chief Financial Officer